FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of October

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X            Form 40-F

This announcement is for information purposes only and does not constitute, or form part of, any invitation or offer to acquire, purchase or subscribe for any securities of HSBC Holdings, HSBC Asia Pacific or Hang Seng Bank, nor is it an invitation or offer to or a solicitation of any offer to acquire, purchase or subscribe for securities of HSBC Holdings, HSBC Asia Pacific or Hang Seng Bank, or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities of HSBC Holdings, HSBC Asia Pacific or Hang Seng Bank in any jurisdiction in contravention of applicable law. This announcement is not for release, publication or distribution, in whole or in part, in or into or from any other jurisdiction where to do so would constitute a violation of the relevant laws or regulations of such jurisdiction.

HSBC Holdings plc (Hong Kong Stock Code: 5) The Hongkong and Shanghai Banking Corporation Limited	Hang Seng Bank Limited (Stock Codes: 11 (HKD Counter) and 80011 (RMB Counter))

JOINT ANNOUNCEMENT

(1) PROPOSAL FOR THE PRIVATISATION OF HANG SENG BANK LIMITED
BY THE HONGKONG AND SHANGHAI BANKING CORPORATION LIMITED
BY WAY OF A SCHEME OF ARRANGEMENT
UNDER SECTION 673 OF THE COMPANIES ORDINANCE

(2) PROPOSED WITHDRAWAL OF LISTING OF HANG SENG BANK SHARES

AND

(3) DISCLOSEABLE TRANSACTION OF HSBC HOLDINGS PLC IN RELATION TO THE PROPOSAL

Joint Financial Advisers to HSBC Holdings and HSBC Asia Pacific (in alphabetical order) BofA Securities Goldman Sachs	Financial Adviser to Hang Seng Bank Morgan Stanley
Financial Adviser to HSBC Asia Pacific The Hongkong and Shanghai Banking Corporation Limited
1. THE PROPOSAL

HSBC Asia Pacific, as the offeror, has requested the Hang Seng Bank Board to put forward the Proposal to the Scheme Shareholders for the privatisation of Hang Seng Bank by way of a scheme of arrangement under Section 673 of the Companies Ordinance.

If the Scheme becomes effective, the Scheme Shares will be cancelled in consideration for the Scheme Consideration of HK$155.00 in cash (less the Dividend Adjustment Amount, if any) for every Scheme Share held.

Hang Seng Bank Shareholders will receive the 2025 Third Interim Dividend which will not be deducted from the Scheme Consideration. All other dividends declared by Hang Seng Bank after the date of this announcement with a record date before the Scheme Effective Date will be deducted from the Scheme Consideration.

The Scheme Consideration will not be increased and neither HSBC Holdings nor HSBC Asia Pacific reserves the right to do so.

2. INTENTIONS OF HSBC HOLDINGS AND HSBC ASIA PACIFIC IN RELATION TO THE HANG SENG BANK GROUP

Hang Seng Bank has been rooted in Hong Kong for close to 100 years and has a distinctive legacy. HSBC intends to continue to respect the legacy of Hang Seng Bank and to serve Hong Kong through both the HSBC and Hang Seng Bank brands. As such, Hang Seng Bank will retain its separate authorization as a licensed bank under the Hong Kong Banking Ordinance with its own governance, brand, distinct customer proposition and a branch network.

Moreover, HSBC is aware of the important role that Hang Seng Bank plays in the local community and will continue to support the community projects of which Hang Seng Bank has been a supporter.

For details, please refer to the section headed "II. Intentions of HSBC Holdings and HSBC Asia Pacific in relation to the Hang Seng Bank Group" in this announcement.

3. TERMS OF THE PROPOSAL

If the Proposal is implemented, all the Scheme Shares (which will be all the Hang Seng Bank Shares other than the HSBC Asia Pacific Non-Scheme Shares) in issue on the Scheme Record Date will be cancelled, in exchange for the payment by HSBC Asia Pacific to each Scheme Shareholder of the Scheme Consideration (less the Dividend Adjustment Amount, if any) for each Scheme Share cancelled.

The issued share capital of Hang Seng Bank will then be restored to the amount immediately prior to such cancellation by the issue by Hang Seng Bank to HSBC Asia Pacific (or its nominee) of such number of new Hang Seng Bank Shares as is equal to the number of Scheme Shares cancelled. As such, upon the Scheme becoming effective, Hang Seng Bank will become a wholly-owned subsidiary of HSBC Holdings.
It is intended that the listing of the Hang Seng Bank Shares on the Hong Kong Stock Exchange will be withdrawn subject to the Scheme becoming effective.

Conditions precedent to the Proposal

The Proposal is subject to certain conditions precedent, including, amongst others, the requisite approval of the Scheme at the Hang Seng Bank Court Meeting by the Scheme Shareholders in accordance with the Companies Ordinance and the Takeovers Code, and the sanctioning of the Scheme by the High Court.

The Conditions shall be satisfied or (if applicable) waived on or before the Conditions Long-Stop Date in order for the Proposal to be implemented.

For details, please refer to "F. Conditions to the Proposal and the Scheme" of the section headed "V. Terms of the Proposal" in this announcement.

Financial resources of HSBC Asia Pacific for the Scheme Consideration

HSBC Asia Pacific intends to finance the entire amount of the Scheme Consideration payable to the Scheme Shareholders under the Proposal from the internal resources of the HSBC Group.

BofA Securities and Goldman Sachs, as joint financial advisers to HSBC Holdings and HSBC Asia Pacific in connection with the Proposal, are satisfied that sufficient financial resources are available to HSBC Asia Pacific to satisfy the Scheme Consideration payable to the Scheme Shareholders under the Proposal.

4. FINANCIAL IMPACT ON HSBC GROUP

HSBC expects the Proposal to be accretive to earnings per ordinary share as a result of the removal of the minority interest earnings deduction related to Hang Seng Bank. HSBC continues to target a dividend payout ratio for 2025 of 50% of earnings per ordinary share excluding material notable items and related impacts. HSBC’s latest published CET1 ratio is 14.6% as at 30 June 2025. Based on analysis as at 30 June 2025, the expected day 1 capital impact of the Proposal is approximately 125bps. HSBC expects to restore its CET1 ratio to its target operating range of 14.0%-14.5% through a combination of organic capital generation and not initiating any further buybacks for three quarters following the date of this announcement. A decision to recommence buybacks will be subject to HSBC’s normal buyback considerations and process on a quarterly basis.

5. HONG KONG AND UK LISTING RULES IMPLICATIONS FOR HSBC HOLDINGS

The Proposal constitutes a discloseable transaction of HSBC Holdings, and is expected to constitute a fully exempt connected transaction of HSBC Holdings, under the Hong Kong Listing Rules. The Proposal does not constitute a "significant transaction" under the UK Listing Rules.

6. INDEPENDENT BOARD COMMITTEE AND INDEPENDENT FINANCIAL ADVISER OF HANG SENG BANK

The Hang Seng Bank Board has formed the Hang Seng Bank IBC (comprising Cordelia Chung, Clement Kwok King Man, Patricia Lam Sze Wan, Lin Huey Ru and Wang Xiao Bin, all being independent non-executive directors of Hang Seng Bank) in accordance with the requirements of the Takeovers Code. The Hang Seng Bank IBC will make a recommendation (i) as to whether the Proposal is, or is not, fair and reasonable and (ii) as to voting.

The Hang Seng Bank IFA will be appointed by the Hang Seng Bank Board (with the approval of the Hang Seng Bank IBC) in due course to advise the Hang Seng Bank IBC on the Proposal. A further announcement will be made after the appointment of the Hang Seng Bank IFA.

7. SCHEME DOCUMENT

A Scheme Document including, among other things, further details of the Proposal, an explanatory statement, the expected timetable relating to the Proposal, the recommendation of the Hang Seng Bank IBC, the letter of advice from the Hang Seng Bank IFA and notices of the Hang Seng Bank Court Meeting and the Hang Seng Bank General Meeting is required to be despatched to the Hang Seng Bank Shareholders within 21 days after the date of this announcement pursuant to Rule 8.2 of the Takeovers Code, unless the Executive's consent is otherwise obtained.

In light of the time required for the preparation of the Scheme Document and the procedures of the High Court in respect of the Scheme, HSBC Asia Pacific and Hang Seng Bank will apply to the Executive pursuant to Rule 8.2 of the Takeovers Code for its consent to extend the time limit for the despatch of the Scheme Document. Further announcement(s) will be made in respect of the despatch of the Scheme Document if and when appropriate in accordance with the Takeovers Code, the Hong Kong Listing Rules and applicable laws and regulations.

8. INSIDE INFORMATION

This announcement contains inside information for HSBC Holdings and Hang Seng Bank pursuant to the Inside Information Provisions (as defined in the Hong Kong Listing Rules) under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong). This announcement also contains inside information for HSBC Holdings for the purposes of Article 7 of the Market Abuse Regulation (EU) No 596/2014 (as it forms part of domestic law of the United Kingdom by virtue of the European Union (Withdrawal) Act 2018, as amended).

WARNING: Shareholders and/or potential investors of HSBC Holdings and Hang Seng Bank should be aware that the Proposal will only be implemented if all the Conditions are satisfied or (if applicable) waived on or before the Conditions Long Stop Date. Shareholders and/or potential investors of HSBC Holdings and Hang Seng Bank should therefore exercise caution when dealing in the securities of HSBC Holdings and Hang Seng Bank respectively. Persons who are in doubt as to the action they should take should consult their licensed securities dealer, registered institution in securities, bank manager, solicitor and/or other professional adviser.

I.
INTRODUCTION

HSBC Holdings, HSBC Asia Pacific and Hang Seng Bank jointly announce that HSBC Asia Pacific, as the offeror, has requested the Hang Seng Bank Board to put forward the Proposal to the Scheme Shareholders for the privatisation of Hang Seng Bank by way of a scheme of arrangement under Section 673 of the Companies Ordinance.

The Scheme will provide that, if it becomes effective, the Scheme Shares will be cancelled in consideration for the Scheme Consideration, being a cash payment of HK$155.00 (less the Dividend Adjustment Amount, if any), for every Scheme Share held.

Hang Seng Bank Shareholders will receive the 2025 Third Interim Dividend, which will not be deducted from the Scheme Consideration. All other dividends declared by Hang Seng Bank after the date of this announcement with a record date before the Scheme Effective Date will be deducted from the Scheme Consideration.

II.
INTENTIONS OF HSBC HOLDINGS AND HSBC ASIA PACIFIC IN RELATION TO THE HANG SENG BANK GROUP

Hang Seng Bank has been rooted in Hong Kong for close to 100 years. HSBC intends to respect that legacy. Hang Seng Bank’s heritage, brand and distinct culture is a competitive advantage. As such, post privatisation, Hang Seng Bank will retain its separate authorization as a licensed bank under the Hong Kong Banking Ordinance with its own governance, brand, distinct customer proposition and a branch network.

Moreover, HSBC is aware of the important role that Hang Seng Bank plays in the local community and will continue to support the community projects of which Hang Seng Bank has been a supporter.

One of HSBC’s strategic priorities is to grow in Hong Kong. HSBC believes it is best positioned to do so by strengthening the Hong Kong banking presence of both HSBC Asia Pacific and Hang Seng Bank, focusing on their relative strengths and competitive advantages, but continuing to allow all customers to choose where to bank. HSBC intends to continue to invest in people and technology across both HSBC Asia Pacific and Hang Seng Bank as part of that. At the same time, HSBC also expects there to be an opportunity to create greater alignment across HSBC and Hang Seng Bank that may result in better operational leverage and efficiencies. The changes necessary to effect such alignment will be made over time.

III.
HSBC HOLDINGS' AND HSBC ASIA PACIFIC'S REASONS FOR AND BENEFITS OF THE PROPOSAL

(a)  The Proposal offers Scheme Shareholders an opportunity to realise their investment with immediate cash proceeds at a significant premium to historical trading prices and market trading level.

The Scheme Consideration represents:

●
an implied P/B (price-to-book) multiple significantly above Hong Kong Comparable Peers:

o
Implied 1H25A P/B 1.8x (actual and unaudited) vs. Hong Kong Comparable Peers median (0.4x);

●
a premium of approximately 30.3% over the closing price of HK$119.00 per Hang Seng Bank Share as quoted on the Hong Kong Stock Exchange on the Last Trading Day;

●
a premium of approximately 18.3% relative to the highest price target of HK$131.00 and a premium of approximately 41.6% relative to the median price target of HK$109.50 issued by research analysts covering Hang Seng Bank after its interim results announcement for the six months ended 30 June 2025;1

●
a premium of approximately 33.1% over the average closing price of HK$116.49 per Hang Seng Bank Share as quoted on the Hong Kong Stock Exchange over the last 30 trading days up to and including the Last Trading Day;

●
a premium of approximately 48.6% over the average closing price of HK$104.30 per Hang Seng Bank Share as quoted on the Hong Kong Stock Exchange over the last 360 trading days up to and including the Last Trading Day;

●
a premium of approximately 25.5% to Hang Seng Bank’s 52-week high share price of HK$123.50 as of 28 July 2025; and

●
a price which is more than the highest Hang Seng Bank share price of HK$154.00 as quoted on the Hong Kong Stock Exchange since March 2022.

HSBC Holdings and HSBC Asia Pacific believe that the Scheme Consideration represents a substantial premium to the market price of Hang Seng Bank Shares and reflects the potential value of the development of the business of Hang Seng Bank in the next few years and provides an opportunity for the Scheme Shareholders to realise their investments immediately.

(b) The Proposal respects Hang Seng Bank's heritage, brand and distinct culture whilst enhancing its customer proposition.

Hang Seng Bank was established in 1933 and is one of the largest domestic banks in Hong Kong, with a leading retail and commercial banking franchise. Hang Seng Bank’s heritage, brand and distinct culture is a competitive advantage. As such, post privatisation, Hang Seng Bank will retain its separate authorization as a licensed bank under the Hong Kong Banking Ordinance with its own governance, brand, distinct customer proposition and a branch network.

Beyond its economic impact, Hang Seng Bank is also deeply embedded in the local community. Hang Seng Bank is a major contributor to community initiatives, supporting education, environmental protection, arts, sports, and culture, which HSBC is committed to continuing supporting.

The privatisation will not change Hang Seng Bank’s customers' day-to-day interactions with Hang Seng Bank. They will retain their bank account details and relationship managers, where applicable. In addition, Hang Seng Bank’s customers will have the added benefit of greater access to HSBC’s full product suite and global network. Post privatisation, HSBC also intends to deploy technology investment across both brands at scale and in tandem, which will deliver efficiency and innovation for customers.

HSBC will continue to invest strategically in human capital in Hang Seng Bank. Hang Seng Bank’s staff will also have access to greater talent development with training and job opportunities available to HSBC staff.

In addition, Hang Seng Bank will have the benefit of HSBC’s global financial resources, capital management and market access.

(c) The Proposal represents a significant investment into Hong Kong, demonstrating HSBC’s long-term commitment to Hong Kong as a home market.

The privatisation exercise represents a significant investment into Hong Kong. It represents HSBC’s strong conviction in Hong Kong’s future as a leading global financial centre and super-connector between international markets and Mainland China.

HSBC will continue to invest in people and technology, including deploying technology investment across both brands at scale. Further, HSBC believes that the Proposal will also unlock opportunities for further investment across HSBC Asia Pacific and Hang Seng Bank which is expected to lead to further growth in its Hong Kong business, which will benefit Hong Kong as a whole.

(d) The Proposal is in line with HSBC’s strategic priority of growing its business in Hong Kong and becoming more simple and agile. The privatisation will enable HSBC to better capitalise on growth opportunities in Hong Kong, fully utilising both the HSBC Asia Pacific and Hang Seng Bank franchises.

Hong Kong is one of HSBC’s home markets and a strategic priority. HSBC believes that the fundamentals of the Hong Kong economy are strong, and there are significant growth opportunities available over the medium term. It represents a compelling opportunity to deploy capital for growth for the HSBC Group. But it is also an increasingly competitive market that will require both HSBC Asia Pacific and Hang Seng Bank to be better aligned and able to respond quickly to market and customer needs.

By privatising Hang Seng Bank, HSBC can greatly simplify the structure of its Hong Kong operations, further align the economic incentives for HSBC to increase its investments in Hang Seng Bank, leveraging both brands whilst simplifying and streamlining decision-making processes to be more agile. It will also enable improved operational risk management and capital efficiency and deployment. Furthermore, there is an opportunity for better alignment of Hang Seng Bank and HSBC’s operations that may result in better operational leverage and efficiencies.

Together, these changes will improve HSBC’s ability to take advantage of growth opportunities in Hong Kong, by availing itself of the distinct strengths of both the HSBC Asia Pacific and Hang Seng Bank brands, whilst also delivering operating leverage.

IV.
FINANCIAL IMPACT ON HSBC GROUP

HSBC expects the Proposal to be accretive to earnings per ordinary share as a result of the removal of the minority interest earnings deduction related to Hang Seng Bank. HSBC continues to target a dividend payout ratio for 2025 of 50% of earnings per ordinary share excluding material notable items and related impacts. HSBC’s latest published CET1 ratio is 14.6% as at 30 June 2025. Based on analysis as at 30 June 2025, the expected day 1 capital impact of the Proposal is approximately 125bps which would arise following the approval of the relevant resolutions by the requisite majority at each of the Hang Seng Bank Court Meeting and the Hang Seng Bank General Meeting. This reflects around 165bps from the consideration paid less around 40bps from the removal of the non-controlling interest regulatory capital deductions. HSBC expects to restore its CET1 ratio to its target operating range of 14.0%-14.5% through a combination of organic capital generation and not initiating any further buybacks for three quarters following the date of this announcement. A decision to recommence buybacks will be subject to HSBC’s normal buyback considerations and process on a quarterly basis.

V.
TERMS OF THE PROPOSAL

If the Proposal is approved and implemented:

(a) all the Scheme Shares in issue on the Scheme Record Date will be cancelled and extinguished on the Scheme Effective Date in exchange for the payment by HSBC Asia Pacific to each Scheme Shareholder of the Scheme Consideration of HK$155.00 (less the Dividend Adjustment Amount, if any) in cash for each Scheme Share cancelled and extinguished;

(b) on the Scheme Effective Date, the issued share capital of Hang Seng Bank will be reduced by the cancellation and extinguishment of the Scheme Shares in issue on the Scheme Record Date and, immediately after such cancellation, extinguishment and reduction, the issued share capital of Hang Seng Bank will be restored to the amount immediately prior to such cancellation, extinguishment and reduction by the issue by Hang Seng Bank to HSBC Asia Pacific (or its nominee) of such number of new Hang Seng Bank Shares (credited as fully-paid by applying the reserve created as a result of such cancellation, extinguishment and reduction) as is equal to the number of the Scheme Shares cancelled and extinguished on the Scheme Effective Date;

(c) Hang Seng Bank will become a wholly-owned subsidiary of HSBC Holdings; and

(d) the listing of the Hang Seng Bank Shares on the Hong Kong Stock Exchange will be withdrawn from the Hong Kong Stock Exchange in accordance with Rule 6.15(2) of the Listing Rules.

HSBC Holdings and HSBC Asia Pacific have engaged BofA Securities and Goldman Sachs as the joint financial advisers in connection with the Proposal. In addition, HSBC Asia Pacific has engaged The Hongkong and Shanghai Banking Corporation Limited2 as its financial adviser in connection with the Proposal.

A.
Scheme Consideration

If the Scheme becomes effective, the Scheme Shares will be cancelled in exchange for the Scheme Consideration, being a cash payment of HK$155.00 (less the Dividend Adjustment Amount, if any), for every Scheme Share held.

The 2025 Third Interim Dividend is expected to be declared by the Hang Seng Bank Board on 10 October 2025 and, subject to such declaration, Hang Seng Bank will announce the amount and the expected payment date of, and the record date for, the 2025 Third Interim Dividend. The 2025 Third Interim Dividend is expected to be an ordinary course dividend and will not be conditional on the Scheme having become effective. Hang Seng Bank Shareholders will receive the 2025 Third Interim Dividend without any deduction from the Scheme Consideration.

The Scheme Consideration will not be increased and neither HSBC Holdings nor HSBC Asia Pacific reserves the right to do so. Shareholders and potential investors of Hang Seng Bank should be aware that, following the making of this statement, neither HSBC Holdings nor HSBC Asia Pacific will be allowed to increase the Scheme Consideration.

B.
Comparison of Value

The Scheme Consideration, being a cash payment of HK$155.00 for every Scheme Share (prior to taking into account any potential Dividend Adjustment Amount), represents:

(a)
a premium of approximately 30.3% over the closing price of HK$119.00 per Hang Seng Bank Share as quoted on the Hong Kong Stock Exchange on the Last Trading Day;

(b)
a premium of approximately 33.1% over the average closing price of HK$116.49 per Hang Seng Bank Share as quoted on the Hong Kong Stock Exchange over the last 30 trading days up to and including the Last Trading Day;

(c)
a premium of approximately 48.6% over the average closing price of HK$104.30 per Hang Seng Bank Share as quoted on the Hong Kong Stock Exchange over the last 360 trading days up to and including the Last Trading Day;

(d)
a premium of approximately 72.1% over the audited consolidated net asset value attributable to Hang Seng Bank Shareholders of approximately HK$90.06 per Hang Seng Bank Share as at 31 December 2024; and

(e)
a premium of approximately 70.9% over the unaudited consolidated net asset value attributable to Hang Seng Bank Shareholders of approximately HK$90.67 per Hang Seng Bank Share as at 30 June 2025.

During the six-month period immediately up to and including the Last Trading Day, the highest closing price of the Hang Seng Bank Shares as quoted on the Hong Kong Stock Exchange was HK$123.50 on 28 July 2025, and the lowest closing price of the Hang Seng Bank Shares as quoted on the Hong Kong Stock Exchange was HK$93.80 on 9 April 2025.

C.
Basis for determining the Scheme Consideration

The Scheme Consideration has been determined on an arm's length basis taking into account, among other things, the recent and historical trading prices of Hang Seng Bank Shares, the publicly available financial information of Hang Seng Bank and the other privatisation transactions in Hong Kong in recent years.

Since the initial approach by HSBC to Hang Seng Bank, the parties have engaged in discussions and the Scheme Consideration has been arrived at after three rounds of improvement over the initial proposal from HSBC.

D.
Value of the Proposal

As at the time of the publication of this announcement, there are 1,875,737,536 Hang Seng Bank Shares in issue, of which 684,880,165 will form the Scheme Shares.

Based on the Scheme Consideration of HK$155.00 per Scheme Share, and (i) on the basis that the 2,800,000 Hang Seng Bank Shares repurchased under the Hang Seng Bank Share Buy-back Programme which are pending cancellation as at the time of the publication of this announcement will be cancelled on or before the publication of the Scheme Document; and (ii) assuming there are no further changes in the number of Hang Seng Bank Shares from the time of the publication of this announcement up to and including the Scheme Record Date and there is no Dividend Adjustment Amount:

(a)
the Proposal values the entire issued share capital of Hang Seng Bank3 at approximately HK$290,305 million; and

(b)
a cash payment in the aggregate amount of HK$106,156 million will be paid by HSBC Asia Pacific to the Scheme Shareholders under the Proposal.

E.
Confirmation of financial resources

HSBC Asia Pacific intends to finance the entire amount of the Scheme Consideration payable to the Scheme Shareholders under the Proposal from the internal resources of the HSBC Group.

BofA Securities and Goldman Sachs, as joint financial advisers to HSBC Holdings and HSBC Asia Pacific in connection with the Proposal, are satisfied that sufficient financial resources are available to HSBC Asia Pacific to satisfy the Scheme Consideration payable to the Scheme Shareholders under the Proposal.

F.
Conditions to the Proposal and the Scheme

The Proposal will be implemented, and the Scheme will become effective and binding on Hang Seng Bank and all the Scheme Shareholders, subject to the satisfaction or (if applicable) waiver of the following Conditions:

(a)
the approval of the Scheme at the Hang Seng Bank Court Meeting (by way of a poll) by holders of the Scheme Shares representing at least 75% of the voting rights of such holders present and voting, in person or by proxy, at the Hang Seng Bank Court Meeting, and the votes cast (by way of poll) against the Scheme at the Hang Seng Bank Court Meeting not exceeding 10% of the total voting rights attached to all Ordinance Disinterested Shares, provided that:

(i)
the Scheme is approved (by way of poll) by at least 75% of the votes attaching to the Code Disinterested Shares held by the Code Disinterested Shareholders of Hang Seng Bank that are cast either in person or by proxy at the Hang Seng Bank Court Meeting; and

(ii)
the number of votes cast (by way of poll) against the resolution to approve the Scheme at the Hang Seng Bank Court Meeting is not more than 10% of the votes attaching to all the Code Disinterested Shares held by the Code Disinterested Shareholders of Hang Seng Bank;

(b)
the passing of a special resolution by a majority of at least 75% of the votes cast by the Hang Seng Bank Shareholders present and voting in person or by proxy at the Hang Seng Bank General Meeting (or otherwise in accordance with the procedural requirements of section 564 of the Companies Ordinance) to approve and give effect to the Scheme, including the approval of the reduction of the issued share capital of Hang Seng Bank by cancelling and extinguishing the Scheme Shares and the issue to HSBC Asia Pacific (or its nominee) of such number of new Hang Seng Bank Shares as is equal to the number of Scheme Shares cancelled;

(c)
the sanction of the Scheme (with or without modification) and the confirmation of the reduction of the issued share capital of Hang Seng Bank involved in the Scheme by the High Court and the registration of a copy of the order of the High Court by the Registrar of Companies under Part 2 of the Companies Ordinance;

(d)
the compliance with the procedural requirements of sections 230 and 231 and sections 673 and 674 of the Companies Ordinance in so far as they relate to the effectiveness of the reduction of the issued share capital of Hang Seng Bank and the Scheme, respectively;

(e)
all Authorisations having been obtained or completed and remaining in full force and effect without modification;

(f)
all necessary Third Party Consents having been obtained or waived by the relevant party(ies), where any failure to obtain such consent or waiver would have a material adverse effect on the implementation of the Proposal or the business of the Hang Seng Bank Group, in each case, taken as a whole;

(g)
no Authority having taken, instituted, implemented or threatened any action, proceeding, suit, investigation, enquiry or reference (and in each case, not having withdrawn the same), or having required any action to be taken or otherwise having done anything, or having enacted, made or proposed any statute, regulation, decision, order or change to published practice (and in each case, not having withdrawn the same), or no member of the Hang Seng Bank Group and/or its directors, officers or employees having engaged in activities or conduct which might reasonably give rise to such action, proceeding, suit, investigation, enquiry or reference, in each case which would require, prevent or materially delay the implementation of the Proposal or alter the terms and conditions envisaged for the Proposal, or make the Proposal or its implementation in accordance with its terms void, unenforceable, illegal or impracticable, or which would impose any material and adverse conditions or obligations with respect to the Proposal or its implementation in accordance with its terms and conditions, or impose any limitation on the ability of any member of the Hang Seng Bank Group or any member of the HSBC Group (excluding the Hang Seng Bank Group) to conduct their businesses (or any part thereof) or to own, control or manage any of their assets or properties (or any part thereof) to an extent which is material in the context of the HSBC Group (excluding the Hang Seng Bank Group) taken as a whole or in the context of the Hang Seng Bank Group taken as a whole or in the context of the Proposal;

(h)
since the publication of this announcement, there having been no adverse change in the business, assets, financial or trading positions, profits or prospects of any member of the Hang Seng Bank Group (to an extent which is material in the context of the Hang Seng Bank Group taken as a whole or in the context of the Proposal); and

(i)
since the publication of this announcement, there not having been instituted or remaining outstanding any litigation, arbitration proceedings, prosecution or other legal proceedings to which any member of the Hang Seng Bank Group is a party (whether as plaintiff, defendant or otherwise) and no such proceedings having been threatened in writing, announced, instituted or remaining outstanding by, against or in respect of any such member (and no investigation by any Authority against or in respect of any such member or the business carried on by any such member having been threatened in writing, announced, instituted or remaining outstanding by, against or in respect of any such member), in each case which is material and adverse in the context of the Hang Seng Bank Group taken as a whole or in the context of the Proposal.

Conditions (a) to (d) above are not waivable. HSBC Asia Pacific reserves the right (but is not obliged) to waive, either in whole or in part and generally or in respect of any particular matter, all or any of:

(i)
Conditions (e) and (g), to the extent any waiver would not render the Proposal (or the implementation of the Proposal in accordance with its terms and conditions) illegal; and

(ii)
Conditions (f), (h) and (i).

In respect of Condition (e), other than the Authorisations described in Conditions (c) and (d) and the approval of the Hong Kong Stock Exchange for the withdrawal of listing of Hang Seng Bank Shares from the Hong Kong Stock Exchange upon the Scheme becoming effective, HSBC Asia Pacific is not currently aware of any Authorisations which are required.

All of the Conditions will have to be satisfied or (if applicable) waived, on or before the Conditions Long Stop Date, otherwise the Scheme will not become effective and will lapse subject to the requirements of the Takeovers Code. When all the Conditions are satisfied or (if applicable) waived, the Scheme will become binding and effective on Hang Seng Bank and all the Scheme Shareholders, irrespective of whether such Scheme Shareholder attended or voted at the Hang Seng Bank Court Meeting and/or the Hang Seng Bank General Meeting.

Pursuant to Note 2 to Rule 30.1 of the Takeovers Code, HSBC Asia Pacific may only invoke any of the Conditions as a basis for not proceeding with the Proposal if the circumstances which give rise to the right to invoke such Condition are of material significance to HSBC Asia Pacific in the context of the Proposal.

In light of the time required for the preparation of the Scheme Document and the procedures of the High Court in respect of the Scheme, subject to the satisfaction (or, if applicable, waiver) of the Conditions, the Proposal is currently expected to be completed in the first half of 2026.

WARNING: Shareholders and/or potential investors of HSBC Holdings and Hang Seng Bank should be aware that the Proposal will only be implemented if all the Conditions are satisfied or (if applicable) waived on or before the Conditions Long Stop Date. Shareholders and/or potential investors of HSBC Holdings and Hang Seng Bank should therefore exercise caution when dealing in the securities of HSBC Holdings and Hang Seng Bank respectively. Persons who are in doubt as to the action they should take should consult their licensed securities dealer, registered institution in securities, bank manager, solicitor and/or other professional adviser.

G.
Effect of the Scheme

Under the Proposal, subject to the Scheme becoming binding and effective in accordance with its terms, each of the Scheme Shares will be cancelled and extinguished in exchange for the Scheme Consideration (less the Dividend Adjustment Amount, if any) per Scheme Share.

Upon such cancellation, the issued share capital of Hang Seng Bank will be first reduced by the cancellation and extinguishment of the Scheme Shares in issue on the Scheme Record Date, and will immediately be restored to the amount immediately prior to such cancellation, extinguishment and reduction by the issuance of new Hang Seng Bank Shares to HSBC Asia Pacific (or its nominee) of such number of new Hang Seng Bank Shares as is equal to the number of the Scheme Shares cancelled and extinguished on the Scheme Effective Date. The reserve created in Hang Seng Bank's books of accounts as a result of the cancellation, extinguishment and reduction in issued share capital of Hang Seng Bank will be applied to the paying up in full of the new Hang Seng Bank Shares so issued, credited as fully paid, to HSBC Asia Pacific (or its nominee).

Subject to the Scheme becoming effective, the Scheme Consideration (less the Dividend Adjustment Amount, if any) per Scheme Share will be paid to the Scheme Shareholders whose names appear on the register of members of Hang Seng Bank on the Scheme Record Date as soon as possible, but in any event no later than seven business days (as defined in the Takeovers Code) after the Scheme Effective Date.

H.
Holders of Hang Seng Bank ADSs

Upon the Scheme becoming effective, the Scheme Shares underlying the Hang Seng Bank ADSs will be cancelled and extinguished together with all other Scheme Shares in consideration of the Scheme Consideration (less the Dividend Adjustment Amount, if any) per Scheme Share. As the Hang Seng Bank ADSs are governed by the Hang Seng Bank ADS Deposit Agreement and not governed by Hong Kong law, the terms of the Proposal do not provide for the cancellation of the Hang Seng Bank ADSs.

As at 7 October 2025, being the latest practicable date prior to the time of the publication of this announcement for the purpose of ascertaining information in this paragraph, there were 4,147,222 Hang Seng Bank ADSs outstanding, with each Hang Seng Bank ADS representing one Hang Seng Bank Share.

Further information for holders of the Hang Seng Bank ADSs in relation to the Proposal will be set out in the Scheme Document.

VI.
SHAREHOLDING STRUCTURE OF HANG SENG BANK

As at the time of the publication of this announcement, other than the issued share capital of 1,875,737,536 Hang Seng Bank Shares (including the Hang Seng Bank Shares underlying the Hang Seng Bank ADSs), there are no other relevant securities issued by Hang Seng Bank.

In addition, as at the time of the publication of this announcement, a total of 2,800,000 Hang Seng Bank Shares repurchased under the Hang Seng Bank Share Buy-back Programme are pending cancellation by Hang Seng Bank. It is expected that the 2,800,000 Hang Seng Bank Shares will be cancelled by Hang Seng Bank on or before the publication of the Scheme Document, such that all of such Hang Seng Bank Shares will not form part of the Scheme Shares to be cancelled under the Scheme.

In compliance with the restrictions under the Takeovers Code on dealings in Hang Seng Bank’s securities, the purchases of Hang Seng Bank Shares by the appointed independent broker under the Hang Seng Bank Share Buy-back Programme have ceased with immediate effect from the publication of this announcement and such cessation will continue during the offer period.

On the basis of and assuming that: (i) the 2,800,000 Hang Seng Bank Shares repurchased under the Hang Seng Bank Share Buy-back Programme which are pending cancellation as at the time of the publication of this announcement are subsequently cancelled on or before the publication of the Scheme Document; and (ii) there is no other change in the number of Hang Seng Bank Shares and no other change in the holdings of Hang Seng Bank Shares from the time of the publication of this announcement up to and including the Scheme Effective Date, the table below sets out the shareholding structure of Hang Seng Bank as at the time of the publication of this announcement and immediately upon the completion of the Proposal:

Hang Seng Bank Shareholders	As at the time of the publication of this announcement		Immediately upon the completion of the Proposal
	Number of Hang Seng Bank Shares	Approximate % (Notes 9 and 10)	Number of Hang Seng Bank Shares	Approximate % (Note 10)
HSBC Asia Pacific (with respect to the HSBC Asia Pacific Non-Scheme Shares) (Notes 1 and 5)	1,188,057,371	63.3381 (63.4328)	1,872,937,536 (Note 8)	100
Internationale Kapitalanlagegesellschaft mbH (Note 2)	315,200	0.0168 (0.0168)	-	-
Kathleen GAN Chieh Huey (Note 3)	2,500	0.0001 (0.0001)	-	-
David Gordon ELDON (Note 4)	300	0.0000 (0.0000)
Aggregate number of Hang Seng Bank Shares held by HSBC Asia Pacific and HSBC Asia Pacific Concert Parties (Notes 5 and 6)	1,188,375,371	63.3551 (63.4498)	1,872,937,536	100

Code Disinterested Shareholders	684,562,165	36.4956 (36.5502)	-	-

Total number of Scheme Shares (Notes 7 and 8)	684,880,165	36.5126 (36.5672)	-	-
Number of Hang Seng Bank Shares repurchased by Hang Seng Bank pending cancellation (Note 8)	2,800,000	0.1493	-	-
Total number of Hang Seng Bank Shares	1,875,737,536	100	1,872,937,536	100

Notes:

(1)
Such Hang Seng Bank Shares represent the strategic shareholding of HSBC Asia Pacific in Hang Seng Bank, and are held by HSBC Asia Pacific through its wholly-owned subsidiary, Wayfoong Nominees Limited.

(2)
Such Hang Seng Bank Shares reflect the holdings by Internationale Kapitalanlagegesellschaft mbH (a wholly-owned subsidiary of HSBC Holdings as at the date of this announcement) in its capacity as a fund administrator as at 7 October 2025, being the latest practicable date prior to the time of publication of this announcement for the purpose of ascertaining its holdings in Hang Seng Bank Shares.

(3)
As at the date of this announcement, Kathleen GAN Chieh Huey is a director of HSBC Asia Holdings. Therefore, Ms. Gan is an HSBC Asia Pacific Concert Party and is not a Code Disinterested Shareholder.

(4)
As at the date of this announcement, David Gordon ELDON is a director of HSBC Asia Pacific. Therefore, Mr. Eldon is an HSBC Asia Pacific Concert Party and is not a Code Disinterested Shareholder.

(5)
Holdings, borrowings or lendings of relevant securities in Hang Seng Bank by HSBC Asia Pacific and the HSBC Asia Pacific Concert Parties as set out in this announcement exclude the holdings, borrowings or lendings by or in the capacities as discretionary fund managers, asset managers and principal traders within the HSBC Group (including but not limited to HSBC Asia Pacific) by reason of the application of Rule 21.6 of the Takeovers Code. A further announcement will be made if the holdings, borrowings or lendings by or in the capacities as discretionary fund managers, asset managers and principal traders within the HSBC Group are significant.

Holdings, borrowings or lendings of relevant securities in Hang Seng Bank by HSBC Asia Pacific and HSBC Asia Pacific Concert Parties in this announcement exclude any holdings, borrowings or lendings on a non-discretionary basis for and on behalf of its clients.

(6)
BofA Securities and Goldman Sachs are joint financial advisers to HSBC Holdings and HSBC Asia Pacific in connection with the Proposal.

BofA Securities, and the members of the BofA Securities group are presumed to be acting in concert with HSBC Asia Pacific in relation to Hang Seng Bank under class (5) of the definition of "acting in concert" under the Takeovers Code (except in respect of Hang Seng Bank Shares held by exempt principal traders or exempt fund managers, in each case recognised by the Executive as such for the purpose of the Takeovers Code).

Goldman Sachs, and the members of the Goldman Sachs group are presumed to be acting in concert with HSBC Asia Pacific in relation to Hang Seng Bank under class (5) of the definition of "acting in concert" under the Takeovers Code (except in respect of Hang Seng Bank Shares held by exempt principal traders or exempt fund managers, in each case recognised by the Executive as such for the purpose of the Takeovers Code).

Details of holdings or borrowings or lendings of Hang Seng Bank Shares or derivatives in respect of them by other parts of the BofA Securities group and/or the Goldman Sachs group will be obtained as soon as possible after this announcement has been made in accordance with Note 1 to Rule 3.5 of the Takeovers Code. A further announcement will be made if the holdings, borrowings or lendings of the other parts of the BofA Securities group and/or the Goldman Sachs group are significant.
The statements in this announcement as to the holdings or borrowings or lendings of Hang Seng Bank Shares or derivatives in respect of Hang Seng Bank Shares by the HSBC Asia Pacific Concert Parties are subject to the holdings, borrowings or lendings (if any) of the other parts of the BofA Securities group and the Goldman Sachs group.

(7)
The HSBC Asia Pacific Non-Scheme Shares will not form part of the Scheme Shares. The other Hang Seng Bank Shares in issue as at the Scheme Record Date (including but not limited to the HSBC Asia Pacific Scheme Shares and all the Hang Seng Bank Shares held by the HSBC Asia Pacific Concert Parties) will form part of the Scheme Shares.

Under the Scheme, part of the issued share capital of Hang Seng Bank will, on the Scheme Effective Date, be reduced by cancelling and extinguishing the Scheme Shares. Immediately after such cancellation, extinguishment and reduction, the issued share capital of Hang Seng Bank will be restored to the amount immediately prior to such cancellation, extinguishment and reduction by the issue by Hang Seng Bank to HSBC Asia Pacific (or its nominee) of such number of new Hang Seng Bank Shares as is equal to the number of the Scheme Shares cancelled and extinguished on the Scheme Effective Date. The reserve created in Hang Seng Bank’s books of account as a result of the capital reduction will be applied in paying up in full the new Hang Seng Bank Shares so issued to HSBC Asia Pacific (or its nominee). The shareholding of HSBC Asia Pacific immediately upon the completion of the Proposal represents the HSBC Asia Pacific Non-Scheme Shares and the aforementioned new Hang Seng Bank Shares issued to HSBC Asia Pacific (or its nominee) as is equal to the number of the Scheme Shares cancelled and extinguished under the Scheme.

(8)
As at the time of the publication of this announcement, a total of 2,800,000 Hang Seng Bank Shares repurchased under the Hang Seng Bank Share Buy-back Programme are pending cancellation by Hang Seng Bank. It is expected that the 2,800,000 Hang Seng Bank Shares will be cancelled by Hang Seng Bank on or before the publication of the Scheme Document and will therefore not form part of the Scheme Shares to be cancelled under the Scheme.

(9)
The bracketed percentages in this column are calculated on the basis that the 2,800,000 Hang Seng Bank Shares repurchased have been cancelled.

(10)
All percentages in the above table are subject to rounding adjustments and may not add up to 100%.

VII.
INFORMATION ON HSBC HOLDINGS, HSBC ASIA PACIFIC AND HANG SENG BANK

A.
Information on HSBC Holdings, HSBC Asia Pacific and HSBC Group

HSBC Holdings, the parent company of the HSBC Group, is headquartered in London. HSBC serves customers worldwide from offices in 57 countries and territories. With assets of US$3,214 billion as of 30 June 2025, HSBC is one of the world's largest banking and financial services organisations.

HSBC Asia Pacific is an authorized institution under the Banking Ordinance and is principally engaged in banking and related financial business in Hong Kong. HSBC Asia Pacific is a wholly-owned subsidiary of HSBC Holdings.

B. Information on Hang Seng Bank and Hang Seng Bank Group

The Hang Seng Bank Group is principally engaged in banking and related financial business, and also conducts insurance, asset management and index compiler businesses, in Hong Kong. As at the date of this announcement, Hang Seng Bank is an indirect non-wholly owned subsidiary of HSBC Holdings.

Set out below is a summary of certain financial information of the Hang Seng Bank Group (i) for the six months ended 30 June 2025 and 2024 as extracted from the interim report of Hang Seng Bank for the six months ended 30 June 2025; and (ii) for the years ended 31 December 2024 and 2023 as extracted from the annual report of Hang Seng Bank for the year ended 31 December 2024.

	For the six months ended 30 June		For the year ended 31 December
	2025 (unaudited) (HK$ millions)	2024 (unaudited) (HK$ millions)	2024 (audited) (HK$ millions)	2023 (audited) (HK$ millions)
Net operating income before change in expected credit losses and other credit impairment charges	20,975	20,431	41,537	40,822
Operating profit	8,549	11,396	21,558	19,946
Profit before tax	8,097	11,307	21,014	20,105
Profit for the period / year	6,876	9,888	18,369	17,838
	As at 30 June		As at 31 December
	2025 (unaudited) (HK$ millions)	2024 (unaudited) (HK$ millions)	2024 (audited) (HK$ millions)	2023 (audited) (HK$ millions)
Total assets	1,821,680	1,708,453	1,795,196	1,692,094
Total liabilities	1,650,971	1,542,086	1,625,632	1,523,910
Net assets	170,709	166,367	169,564	168,184

VIII.
HONG KONG LISTING RULES IMPLICATIONS FOR HSBC HOLDINGS

The Proposal constitutes a notifiable transaction of HSBC Holdings pursuant to Rule 14.06 of the Hong Kong Listing Rules. As one or more of the applicable percentage ratios (as set out under Rule 14.07 of the Hong Kong Listing Rules) exceeds 5% but are all less than 25%, the Proposal constitutes a discloseable transaction for HSBC Holdings which is subject to the reporting and announcement requirements, but is exempt from the shareholders' approval requirement under Chapter 14 of the Hong Kong Listing Rules.

It is expected that the Scheme Shareholders as at the Scheme Record Date will include certain connected persons of HSBC Holdings. Therefore, the payment of the Scheme Consideration to the Scheme Shareholders who are connected persons of HSBC Holdings will constitute a connected transaction of HSBC Holdings under the Hong Kong Listing Rules. However, based on the information available to HSBC Holdings, it is expected that the payment of the Scheme Consideration to connected persons of HSBC Holdings who are the Scheme Shareholders will constitute a fully exempt connected transaction of HSBC Holdings under Chapter 14A of the Hong Kong Listing Rules.

Having taken into account the objectives, the terms and conditions and the reasons for, and the benefits of, the Proposal, the HSBC Holdings Directors consider that: (a) the terms of the Proposal are fair and reasonable; and (b) the Proposal is in the interests of the HSBC Holdings Shareholders as a whole.

IX.
IMPLICATIONS UNDER THE UK LISTING RULES FOR HSBC HOLDINGS

HSBC Holdings is also listed on the London Stock Exchange and is subject to the applicable requirements of the UK Listing Rules. The Proposal does not constitute a "significant transaction" under the UK Listing Rules.

X.
INDEPENDENT BOARD COMMITTEE AND INDEPENDENT FINANCIAL ADVISER OF HANG SENG BANK

The Hang Seng Bank Board has formed the Hang Seng Bank IBC (comprising Cordelia Chung, Clement Kwok King Man, Patricia Lam Sze Wan, Lin Huey Ru and Wang Xiao Bin, all being independent non-executive directors of Hang Seng Bank) in accordance with the requirements of the Takeovers Code. The Hang Seng Bank IBC will make a recommendation (i) as to whether the Proposal is, or is not, fair and reasonable and (ii) as to voting. Pursuant to Rule 2.8 of the Takeovers Code, the Hang Seng Bank IBC should comprise all non-executive directors (including independent non-executive directors) of Hang Seng Bank who have no direct or indirect interest in the Proposal. Kathleen Gan Chieh Huey, David Liao Yi Chien and Catherine Zhou Rong (being all the non-executive directors of Hang Seng Bank) are considered to be interested in the Proposal due to their positions in HSBC Group and are therefore not members of the Hang Seng Bank IBC. Edward Cheng Wai Sun (being an independent non-executive director of Hang Seng Bank and the Chairman of the Hang Seng Bank Board) is also considered to be interested in the Proposal as a result of his being an independent non-executive director of HSBC Asia Pacific and is therefore not a member of the Hang Seng Bank IBC. Accordingly, the Hang Seng Bank IBC comprises all of the independent non-executive directors of Hang Seng Bank other than the Chairman of the Hang Seng Bank Board.

The Hang Seng Bank IFA will be appointed by the Hang Seng Bank Board (with the approval of the Hang Seng Bank IBC) in due course to advise the Hang Seng Bank IBC on the Proposal. A further announcement will be made after the appointment of the Hang Seng Bank IFA.

The letter of advice from the Hang Seng Bank IFA and the recommendation of the Hang Seng Bank IBC in respect of the Proposal and the Scheme will be included in the Scheme Document to be despatched to the Hang Seng Bank Shareholders in accordance with the Takeovers Code.

XI.
WITHDRAWAL OF LISTING OF THE HANG SENG BANK SHARES FROM THE HONG KONG STOCK EXCHANGE

Upon the Scheme becoming effective, all of the Scheme Shares will be cancelled and the share certificates for the Scheme Shares will thereafter cease to have effect as documents or evidence of title.

Hang Seng Bank will make an application to the Hong Kong Stock Exchange for the withdrawal of the listing of the Hang Seng Bank Shares on the Hong Kong Stock Exchange in accordance with Rule 6.15(2) of the Hong Kong Listing Rules, subject to the Scheme becoming effective. The expected timetable will be included in the Scheme Document.

XII.
 IF THE SCHEME IS NOT APPROVED OR THE PROPOSAL LAPSES

Subject to the requirements under the Takeovers Code, the Proposal and the Scheme will lapse if any of the Conditions are not satisfied or (if applicable) waived on or before the Conditions Long Stop Date. The listing of the Hang Seng Bank Shares on the Hong Kong Stock Exchange will not be withdrawn if the Scheme is not approved or does not become effective, or the Proposal otherwise lapses.

If the Scheme is withdrawn or not approved or the Proposal otherwise lapses, there are restrictions under the Takeovers Code on making subsequent offers, to the effect that neither HSBC Asia Pacific nor any person who acted in concert with it in the course of the Proposal (nor any person who is subsequently acting in concert with it) may, within 12 months from the date on which the Scheme is withdrawn or not approved or the Proposal otherwise lapses, announce an offer or possible offer for Hang Seng Bank, except with the consent of the Executive.

Pursuant to Rule 2.3 of the Takeovers Code, if the Scheme is not approved and the Proposal is not recommended by the Hang Seng Bank IBC or is not recommended as fair and reasonable by the Hang Seng Bank IFA, all costs and expenses incurred by Hang Seng Bank in connection with the Scheme will be borne by HSBC Asia Pacific.

XIII.
 SCHEME SHARES, THE HANG SENG BANK COURT MEETING AND THE HANG SENG BANK GENERAL MEETING

As at the time of the publication of this announcement:

(a) HSBC Asia Pacific (through Wayfoong Nominees Limited) holds 1,188,057,371 Hang Seng Bank Shares (representing approximately 63.34% of the total issued share capital of Hang Seng Bank) (i.e the HSBC Asia Pacific Non-Scheme Shares), which will not form part of the Scheme Shares and will therefore not be cancelled and extinguished upon the
      Scheme becoming effective; and

(b) HSBC Asia Pacific Concert Parties hold an aggregate of 318,000 Hang Seng Bank Shares (representing approximately 0.02% of the total issued share capital of Hang Seng Bank). For the avoidance of doubt, this shareholding by HSBC Asia Pacific Concert Parties is disclosed on the basis of and subject to the qualifications as disclosed in the section headed "VI. Shareholding Structure of Hang Seng Bank" above.headed "VI. Shareholding Structure of Hang Seng Bank" above.

The HSBC Asia Pacific Scheme Shares held by HSBC Asia Pacific and all the Hang Seng Bank Shares held by HSBC Asia Pacific Concert Parties will form part of the Scheme Shares and will be cancelled and extinguished upon the Scheme becoming effective.

The Hang Seng Bank Shares held by HSBC Asia Pacific and the HSBC Asia Pacific Concert Parties will not form part of the Code Disinterested Shares for the purposes of vote counting at the Hang Seng Bank Court Meeting in order to comply with the applicable requirements under Rule 2.10 of the Takeovers Code for the Proposal. Accordingly, as at the time of the publication of this announcement, there are 1,875,737,536 Hang Seng Bank Shares in issue, of which 684,880,165 will form the Scheme Shares.

All Hang Seng Bank Shareholders will be entitled to attend the Hang Seng Bank General Meeting and vote on the special resolution(s) to give effect to the reduction of the issued share capital of Hang Seng Bank by cancelling and extinguishing the Scheme Shares and the issue to HSBC Asia Pacific (or its nominee) of such number of new Hang Seng Bank Shares (credited as fully-paid by applying the reserve created as a result of such cancellation, extinguishment and reduction) as is equal to the number of the Scheme Shares cancelled and extinguished on the Scheme Effective Date.

XIV.
 OTHER DISCLOSURE PURSUANT TO THE TAKEOVERS CODE

As at the time of the publication of this announcement:

(a)
save as disclosed in the section headed "VI. Shareholding Structure of Hang Seng Bank" above, neither HSBC Asia Pacific nor any HSBC Asia Pacific Concert Party owns, controls or has direction over any Hang Seng Bank Shares or convertible securities, warrants or options in respect of Hang Seng Bank Shares;

(b)
save as disclosed in the section headed "VI. Shareholding Structure of Hang Seng Bank" above, none of HSBC Asia Pacific or any HSBC Asia Pacific Concert Party has entered into any outstanding derivatives in respect of securities of Hang Seng Bank;

(c)
none of HSBC Asia Pacific or any HSBC Asia Pacific Concert Party has received any irrevocable commitment to vote for or against the Proposal;

(d)
there are no arrangements (whether by way of option, indemnity or otherwise) in relation to the Hang Seng Bank Shares or shares of HSBC Asia Pacific and which might be material to the Proposal;

(e)
there are no agreements or arrangements to which HSBC Asia Pacific is a party which relate to the circumstances in which it may or may not invoke, or seek to invoke, a Condition;

(f)
save as disclosed in the section headed "VI. Shareholding Structure of Hang Seng Bank" above, none of HSBC Asia Pacific or any HSBC Asia Pacific Concert Party has borrowed or lent any relevant securities in Hang Seng Bank (save for any borrowed Hang Seng Bank Shares which has been either on-lent or sold);

(g)
HSBC Asia Pacific is not aware of any understanding, arrangement, agreement or special deal (as defined under Rule 25 of the Takeovers Code) between (1) any Hang Seng Bank Shareholder on the one hand (excluding, for these purposes, any HSBC Group entities that are Hang Seng Bank Shareholders), and (2) HSBC Asia Pacific or any HSBC Asia Pacific Concert Parties (excluding Hang Seng Bank, its subsidiaries and associated companies) on the other hand; and

(h)
Hang Seng Bank is not aware of any understanding, arrangement, agreement or special deal (as defined under Rule 25 of the Takeovers Code) between (1) any Hang Seng Bank Shareholder on the one hand (excluding, for these purposes, any HSBC Group entities that are Hang Seng Bank Shareholders), and (2) Hang Seng Bank, its subsidiaries or associated companies on the other hand; and

(i)
other than the Scheme Consideration payable under the Scheme, HSBC Asia Pacific and the HSBC Asia Pacific Concert Parties have not paid, and will not pay, any other consideration, compensation or benefit in whatever form to the Scheme Shareholders in relation to the Scheme Shares.

Dealings by or in the capacities as discretionary fund managers, asset managers and principal traders within the HSBC Group (including but not limited to any buy-back under the Hang Seng Bank Share Buy-back Programme) prior to and including the time of publication of this announcement to which Rule 21.6 of the Takeovers Code apply shall not constitute dealings by HSBC Asia Pacific Concert Parties for the purposes of certain rules in the Takeovers Code as set out in Note 1 to Rule 21.6 of the Takeovers Code, but such dealings will be disclosed in the Scheme Document in accordance with the requirements under Rule 21.6 of the Takeovers Code. In addition, dealings by HSBC Asia Pacific or HSBC Asia Pacific Concert Parties do not include dealings on a non-discretionary basis for and on behalf of its clients.

XV.
 DESPATCH OF THE SCHEME DOCUMENT

A Scheme Document including, among other things, further details of the Proposal, an explanatory statement, the expected timetable relating to the Proposal, the recommendation of the Hang Seng Bank IBC, the letter of advice from the Hang Seng Bank IFA and notices of the Hang Seng Bank Court Meeting and the Hang Seng Bank General Meeting is required to be despatched to the Hang Seng Bank Shareholders within 21 days after the date of this announcement pursuant to Rule 8.2 of the Takeovers Code, unless the Executive's consent is otherwise obtained.

In light of the time required for the preparation of the Scheme Document and the procedures of the High Court in respect of the Scheme, HSBC Asia Pacific and Hang Seng Bank will apply to the Executive pursuant to Rule 8.2 of the Takeovers Code for its consent to extend the time limit for the despatch of the Scheme Document. Further announcement(s) will be made in respect of the despatch of the Scheme Document if and when appropriate in accordance with the Takeovers Code, the Hong Kong Listing Rules and applicable laws and regulations.

The Scheme Document will contain important information and the Scheme Shareholders and the Hang Seng Bank Shareholders are urged to read the Scheme Document carefully before casting any vote at (or providing any proxy in respect of) the Hang Seng Bank Court Meeting or the Hang Seng Bank General Meeting.

XVI.
 DISCLOSURE OF DEALINGS UNDER THE TAKEOVERS CODE

Respective associates (as defined under the Takeovers Code) of HSBC Asia Pacific and Hang Seng Bank are reminded to disclose their dealings in the relevant securities of Hang Seng Bank in accordance with Rule 22 of the Takeovers Code.

In accordance with Rule 3.8 of the Takeovers Code, reproduced below is the full text of Note 11 to Rule 22 of the Takeovers Code:

"Responsibilities of stockbrokers, banks and other intermediaries

Stockbrokers, banks and others who deal in relevant securities on behalf of clients have a general duty to ensure, so far as they are able, that those clients are aware of the disclosure obligations attaching to associates of an offeror or the offeree company and other persons under Rule 22 and that those clients are willing to comply with them. Principal traders and dealers who deal directly with investors should, in appropriate cases, likewise draw attention to the relevant Rules. However, this does not apply when the total value of dealings (excluding stamp duty and commission) in any relevant security undertaken for a client during any 7 day period is less than $1 million.

This dispensation does not alter the obligation of principals, associates and other persons themselves to initiate disclosure of their own dealings, whatever total value is involved.

Intermediaries are expected to co-operate with the Executive in its dealings enquiries. Therefore, those who deal in relevant securities should appreciate that stockbrokers and other intermediaries will supply the Executive with relevant information as to those dealings, including identities of clients, as part of that co-operation."

XVII.
NOTICE TO HANG SENG BANK SHAREHOLDERS

A.
Notice to Overseas Scheme Shareholders

The making and implementation of the Proposal to Scheme Shareholders who are not resident in Hong Kong may be affected by the applicable laws of the relevant jurisdictions. Any Scheme Shareholders who are not resident in Hong Kong should inform themselves about and observe any applicable legal and regulatory requirements in their own jurisdictions.

It is the responsibility of any overseas Scheme Shareholders wishing to take any action in relation to the Proposal to satisfy themselves as to the full observance of the laws and regulations of the relevant jurisdiction in connection therewith, including the receipt of any governmental, exchange control or other consents which may be required, the compliance with the necessary formalities and the payment of any issue, transfer or other taxes due from such shareholder in such jurisdiction. If you are in doubt as to your position, you should consult your professional advisers.

In the event that the receipt of the Scheme Document by overseas Scheme Shareholders is prohibited by any relevant law or regulation or may only be effected after compliance with conditions or requirements that the directors of HSBC Holdings, HSBC Asia Pacific and/or Hang Seng Bank regard as unduly onerous or burdensome (or otherwise not in the best interests of HSBC Holdings, HSBC Asia Pacific or Hang Seng Bank or their respective shareholders), subject to the Executive's waiver and compliance with the applicable requirements, the Scheme Document may not be despatched to such overseas Scheme Shareholders. For that purpose, HSBC Holdings, HSBC Asia Pacific and/or Hang Seng Bank will apply for a waiver pursuant to Note 3 to Rule 8 of the Takeovers Code at such time. Any such waiver will only be granted if the Executive is satisfied that it would be unduly burdensome to despatch the Scheme Document to such overseas Scheme Shareholders. In granting the waiver, the Executive will be concerned to see that all material information in the Scheme Document is made available to such Scheme Shareholders.

This announcement does not constitute an offer to sell or an invitation or solicitation of an offer to acquire, purchase or subscribe for any securities or a solicitation of any vote or approval in any jurisdiction. This announcement does not constitute a prospectus or a prospectus equivalent document.

B.
Notice to US Hang Seng Bank Shareholders

The Proposal is being made to cancel the securities of a Hong Kong company by means of a scheme of arrangement provided for under the Companies Ordinance and is subject to Hong Kong disclosure requirements which are different from those of the United States.

A transaction effected by means of a scheme of arrangement is not subject to the tender offer rules of the US Securities Exchange Act of 1934, as amended. Accordingly, the Proposal is subject to the disclosure requirements and practices applicable in Hong Kong to schemes of arrangement which differ from the disclosure and procedural requirements applicable under the US federal securities laws.

The receipt of cash pursuant to the Proposal by a Scheme Shareholder who is located in the US or may be potentially subject to US taxation (a "US Scheme Shareholder") (or by a holder of Hang Seng Bank ADSs located in the United States (a “US Hang Seng Bank ADS Holder”)) as consideration for the cancellation of his or her Scheme Shares pursuant to the Scheme may be a taxable transaction for US federal income tax purposes and under applicable US state and local, as well as foreign and other tax laws. Each US Scheme Shareholder (or US Hang Seng Bank ADS Holder) is urged to consult his or her independent professional adviser immediately regarding the tax consequences of the Proposal applicable to him or her.

It may be difficult for US Scheme Shareholders (or US Hang Seng Bank ADS Holders) to enforce their rights and claims arising out of the US federal securities laws, since HSBC Holdings, HSBC Asia Pacific and Hang Seng Bank are located in a country other than the United States, and some or all of their officers and directors may be residents of a country other than the United States. US Scheme Shareholders (or US Hang Seng Bank ADS Holders) may not be able to sue a non-US company or its officers or directors in a non-US court for violations of the US securities laws. Further, it may be difficult to compel a non-US company and its affiliates to subject themselves to a US court’s judgement.

The financial information of Hang Seng Bank included in this announcement (if any) has been prepared in accordance with Hong Kong Financial Reporting Standards and/or International Financial Reporting Standards and thus may not be comparable to the financial information of US companies or companies whose financial statements are prepared in accordance with generally accepted accounting principles of the United States.

XVIII.
  TAXATION AND INDEPENDENT ADVICE

Hang Seng Bank Shareholders are recommended to consult their own professional advisers if they are in any doubt as to the taxation implications of the Proposal. It is emphasised that none of HSBC Holdings, HSBC Asia Pacific, Hang Seng Bank, BofA Securities, Goldman Sachs and Morgan Stanley nor any of their respective directors, officers or associates or any other person involved in the Proposal accepts responsibility (other than in respect of themselves, if applicable) for any taxation effects on, or liabilities of, any persons as a result of the Proposal (including the approval or rejection of the Proposal).

XIX.
  PRECAUTIONARY LANGUAGE REGARDING FORWARD-LOOKING STATEMENTS

This announcement includes certain “forward-looking statements”. These statements are based on the current expectations of the management of HSBC Holdings, HSBC Asia Pacific and/or Hang Seng Bank (as the case may be) and are naturally subject to uncertainty and changes in circumstances. The forward-looking statements contained in this announcement include statements about the expected effects on the HSBC Group and/or Hang Seng Bank Group of the Proposal, the expected timing and scope of the Proposal, and all other statements in this announcement other than historical facts.

Forward-looking statements include, without limitation, statements typically containing words such as “intends”, “expects”, “targets”, “estimates”, “envisages” and words of similar import. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. These factors include, but are not limited to, the satisfaction of the conditions to the Proposal, as well as additional factors, such as general, social, economic and political conditions in the countries in which the HSBC Group and/or the Hang Seng Bank Group operate or other countries which have an impact on the HSBC Group and/or the Hang Seng Bank Group’s business activities or investments, interest rates, the monetary and interest rate policies of the countries in which the HSBC Group and/or the Hang Seng Bank Group operate, inflation or deflation, foreign exchange rates, the performance of the financial markets in the countries in which the HSBC Group and/or the Hang Seng Bank Group operate and globally, changes in domestic and foreign laws, regulations and taxes, changes in competition and the pricing environments in the countries in which the HSBC Group and/or the Hang Seng Bank Group operate and regional or general changes in asset valuations. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements.

All written and oral forward-looking statements attributable to HSBC Holdings, HSBC Asia Pacific, Hang Seng Bank and/or persons acting on behalf of any of them are expressly qualified in their entirety by the cautionary statements above. The forward-looking statements included herein are made only as of the date of this announcement.

Hang Seng Bank Shareholders will be informed of any material changes to the information contained in this announcement or any new material information of Hang Seng Bank as soon as possible in accordance with Rule 9.1 of the Takeovers Code.

XX.
  INSIDE INFORMATION

This announcement contains inside information for HSBC Holdings and Hang Seng Bank pursuant to the Inside Information Provisions (as defined in the Hong Kong Listing Rules) under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong). This announcement also contains inside information for HSBC Holdings for the purposes of Article 7 of the Market Abuse Regulation (EU) No 596/2014 (as it forms part of domestic law of the United Kingdom by virtue of the European Union (Withdrawal) Act 2018, as amended).

XXI.
  DEFINITIONS

In this announcement, the following expressions have the meaning set out below unless the context otherwise requires:

"2025 Third Interim Dividend"
the third interim dividend of Hang Seng Bank for the financial year ending 31 December 2025, which is expected to be declared by the Hang Seng Bank Board on 10 October 2025 and to be paid by Hang Seng Bank thereafter

"acting in concert"	has the meaning ascribed to it in the Takeovers Code
"Authorisations"
authorisations, approvals, rulings, permissions, clearance, waivers and consents and all registrations and filings (including without limitation any which are required or desirable under or in connection with any applicable laws or regulations or any licences or permits of any member of the Hang Seng Bank Group) for the Proposal or its implementation and the withdrawal of listing of the Hang Seng Bank Shares from the Hong Kong Stock Exchange in accordance with its terms and conditions

"Authority"
any supranational, national, federal, state, regional, provincial, municipal, local or other government, governmental, quasi-governmental, legal, regulatory or administrative authority, department, branch, agency, commission, bureau or body (including any securities or stock exchange) or any court, tribunal, or judicial or arbitral body

"Banking Ordinance"	the Banking Ordinance (Chapter 155 of the Laws of Hong Kong)
"BofA Securities"
Merrill Lynch (Asia Pacific) Limited, a corporation licensed to carry on type 1 (dealing in securities), type 4 (advising on securities), type 5 (advising on futures contracts) and type 6 (advising on corporate finance) regulated activities under the SFO, being one of the joint financial advisers to HSBC Holdings and HSBC Asia Pacific in respect of the Proposal

"bps"	basis points
"CET1"	Common Equity Tier 1
"Code Disinterested Share(s)"
the Scheme Share(s), other than any Scheme Share(s) which are beneficially held by HSBC Asia Pacific or the HSBC Asia Pacific Concert Parties. For the avoidance of doubt, the Code Disinterested Shares shall include any Scheme Share(s) held by any member of the HSBC Group or the Hang Seng Bank Group on a non-discretionary and non-proprietary basis for and on behalf of clients who are not HSBC Asia Pacific or the HSBC Asia Pacific Concert Parties

"Code Disinterested Shareholder(s)"	holder(s) of the Code Disinterested Share(s)
"Companies Ordinance"	the Companies Ordinance (Chapter 622 of the Laws of Hong Kong)
"Condition(s)"	the conditions to the implementation of the Proposal and effectiveness of the Scheme, as set out in the section headed "F. Conditions to the Proposal and the Scheme" in this announcement
"Conditions Long Stop Date"	30 September 2026, or such later date as HSBC Asia Pacific and Hang Seng Bank may agree and, to the extent applicable, as the Executive may consent to and/or the High Court may direct
"connected person(s)"	has the meaning ascribed to it in the Hong Kong Listing Rules
"Dividend Adjustment Amount"
means an amount by which the Scheme Consideration will be reduced in the event that:

(a) after the date of this announcement, any dividend, distribution and/or return of capital (excluding the 2025 Third Interim Dividend) is announced, declared, made and/or paid in respect of the Hang Seng Bank Shares; and

(b) the record date for determining the entitlements to any such dividend, distribution and/or return of capital (as the case may be) falls on a day which is after the date of this announcement and before the Scheme Effective Date, with such amount being equal to the aggregate amount of all such dividends, distributions and/or returns of capital on a per Hang Seng Bank Share basis

"Executive"	the Executive Director of the Corporate Finance Division of the SFC or any delegate for the time being of the Executive Director
"exempt fund manager"	has the meaning ascribed to it in the Takeovers Code
"exempt principal trader"	has the meaning ascribed to it in the Takeovers Code
"Goldman Sachs"
Goldman Sachs (Asia) L.L.C., a company incorporated in Delaware with limited liability and licensed under the SFO to carry out type 1 (dealing in securities), type 4 (advising on securities), type 5 (advising on futures contracts), type 6 (advising on corporate finance) and type 9 (asset management) regulated activities under the SFO, being one of the joint financial advisers to HSBC Holdings and HSBC Asia Pacific in respect of the Proposal

"Hang Seng Bank"
Hang Seng Bank Limited, a company incorporated in Hong Kong with limited liability, whose Hang Seng Bank Shares are listed on the Main Board of the Hong Kong Stock Exchange (stock codes: 11 (HKD Counter) and 80011 (RMB Counter))

"Hang Seng Bank ADS(s)"	American depositary shares of Hang Seng Bank which are currently serviced by BNY Mellon Shareowner Services as the depositary, each representing one Hang Seng Bank Share
"Hang Seng Bank ADS Deposit Agreement"
the deposit agreement dated 19 October 1994 by and among Hang Seng Bank, The Bank of New York and all holders and owners of American depositary receipts evidencing the Hang Seng Bank ADSs (as amended and supplemented from time to time)

"Hang Seng Bank Board"	the board of directors of Hang Seng Bank
"Hang Seng Bank Court Meeting"	a meeting of the Scheme Shareholders to be convened at the direction of the High Court for the purpose of considering, and if thought fit, approving the Scheme
"Hang Seng Bank General Meeting"
a general meeting of Hang Seng Bank to be convened and held on the same date as the Hang Seng Bank Court Meeting for the purposes of considering, and if thought fit, approving the Scheme and the implementation of the Scheme, including the reduction and restoration of the issued share capital of Hang Seng Bank under the Proposal

"Hang Seng Bank Group"	Hang Seng Bank and its subsidiaries from time to time
"Hang Seng Bank IBC"
the independent board committee of Hang Seng Bank established by the Hang Seng Bank Board to make a recommendation to the Code Disinterested Shareholders in respect of the Proposal and the Scheme, as required by the Takeovers Code, comprising Cordelia Chung, Clement Kwok King Man, Patricia Lam Sze Wan, Lin Huey Ru and Wang Xiao Bin

"Hang Seng Bank IFA"
the independent financial adviser to be appointed by the Hang Seng Bank Board with the approval of the Hang Seng Bank IBC to advise the Hang Seng Bank IBC in connection with the Proposal and the Scheme, as required by the Takeovers Code

“Hang Seng Bank Share Buy-back Programme”	the share buy-back programme of Hang Seng Bank announced on 31 July 2025
"Hang Seng Bank Share(s)"	ordinary share(s) in the share capital of Hang Seng Bank
"Hang Seng Bank Shareholder(s)"	holder(s) of Hang Seng Bank Share(s)
"High Court"	the High Court of Hong Kong
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	Hong Kong Special Administrative Region of the People's Republic of China
"Hong Kong Comparable Peers"
all commercial banks that are headquartered in Hong Kong and have a primary listing on the Hong Kong Stock Exchange, being The Bank of East Asia Limited, BOC Hong Kong (Holdings) Limited and Dah Sing Banking Group Limited

"Hong Kong Listing Rules"	The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (as revised, supplemented or otherwise modified from time to time)
"Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited
"HSBC Holdings"
HSBC Holdings plc, a company incorporated in England and Wales with limited liability, whose ordinary shares are listed on the Hong Kong Stock Exchange (stock code: 5), the London Stock Exchange and the Bermuda Stock Exchange and whose American depositary receipts are listed on the New York Stock Exchange

"HSBC Asia Holdings"	HSBC Asia Holdings Limited, a company incorporated in Hong Kong with limited liability and a wholly owned subsidiary of HSBC Holdings
"HSBC Asia Pacific"	The Hongkong and Shanghai Banking Corporation Limited, a company incorporated in Hong Kong with limited liability and a wholly owned subsidiary of HSBC Holdings
"HSBC Asia Pacific Concert Party(ies)"	parties acting in concert with HSBC Asia Pacific
"HSBC Asia Pacific Non-Scheme Shares"	1,188,057,371 Hang Seng Bank Shares held by HSBC Asia Pacific as a strategic shareholding, which will not form part of the Scheme Shares
"HSBC Asia Pacific Scheme Shares"	any and all Hang Seng Bank Shares held by HSBC Asia Pacific, other than the HSBC Asia Pacific Non-Scheme Shares
"HSBC Group" or "HSBC"	HSBC Holdings and its subsidiaries from time to time
"HSBC Holdings Directors"	the directors of HSBC Holdings
"HSBC Holdings Shareholder(s)"	holder(s) of shares in the share capital of HSBC Holdings
"Last Trading Day"	8 October 2025, being the last trading day on the Hong Kong Stock Exchange immediately prior to the date of this announcement
"Morgan Stanley"
Morgan Stanley Asia Limited, a company incorporated in Hong Kong with limited liability and licensed under the SFO to carry on type 1 (dealing in securities), type 4 (advising on securities), type 5 (advising on futures contracts), type 6 (advising on corporate finance) and type 9 (asset management) regulated activities under the SFO, the financial adviser to Hang Seng Bank in respect of the Proposal

"Ordinance Disinterested Share(s)"	has the meaning ascribed to "disinterested shares" in section 674(3) of the Companies Ordinance
"Proposal"
the proposal for the privatisation of Hang Seng Bank by HSBC Asia Pacific by way of the Scheme and the withdrawal of listing of the Hang Seng Bank Shares from the Hong Kong Stock Exchange, on the terms and subject to the conditions as described in this announcement

"relevant securities"	has the meaning ascribed to it in Note 4 to Rule 22 of the Takeovers Code
"Scheme"
a scheme of arrangement to be proposed under Section 673 of the Companies Ordinance for the implementation of the Proposal, involving the cancellation and extinguishment of all the Scheme Shares and the restoration of the share capital of Hang Seng Bank to the amount immediately before the cancellation, extinguishment and reduction of the Scheme Shares by the issue by Hang Seng Bank to HSBC Asia Pacific (or its nominee) of such number of new Hang Seng Bank Shares (credited as fully-paid by applying the reserve created as a result of such cancellation, extinguishment and reduction) as is equal to the number of the Scheme Shares cancelled and extinguished on the Scheme Effective Date

"Scheme Consideration"	the consideration in Hong Kong dollars for the cancellation and extinguishment of the Scheme Shares under the Scheme, which is expressed as consideration per Scheme Share
"Scheme Document"	the composite scheme document to be despatched by HSBC Holdings, HSBC Asia Pacific and Hang Seng Bank containing further details of the Scheme
"Scheme Effective Date"	the date on which the Scheme becomes effective in accordance with the Companies Ordinance
"Scheme Record Date"	the record date to be announced for determining entitlements of the Scheme Shareholders under the Scheme
"Scheme Share(s)"	all of the Hang Seng Bank Shares in issue and any further Hang Seng Bank Shares as may be issued prior to the Scheme Record Date, other than the HSBC Asia Pacific Non-Scheme Shares
"Scheme Shareholder(s)"	the registered holder(s) of the Scheme Shares
"SFC"	the Securities and Futures Commission of Hong Kong
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Takeovers Code"	the Hong Kong Code on Takeovers and Mergers (as revised, supplemented or otherwise modified from time to time)
"Third Party Consents"	third party consents in relation to the Proposal which may be required under existing contractual obligations to which any member of the Hang Seng Bank Group is a party
"UK Listing Rules"	the Listing Rules issued by the Financial Conduct Authority of the United Kingdom (as revised, supplemented or otherwise modified from time to time)
"US" or "United States"	the United States of America
"US$"	United States dollars, the lawful currency of the United States
"US Hang Seng Bank ADS Holder"	has the meaning ascribed to it in the section headed "XVII. Notice to Hang Seng Bank Shareholders" in this announcement
"US Scheme Shareholder"	has the meaning ascribed to it in the section headed "XVII. Notice to Hang Seng Bank Shareholders" in this announcement
"%"	per cent.
For and on behalf of HSBC Holdings plc Brendan Nelson Group Chairman	For and on behalf of Hang Seng Bank Limited Edward Cheng Wai Sun Chairman
For and on behalf of The Hongkong and Shanghai Banking Corporation Limited Dr. Peter Wong Tung Shun Non-executive Chairman

The Board of Directors of HSBC Holdings plc as at the date of this announcement comprises: Brendan Robert Nelson*, Georges Bahjat Elhedery, Geraldine Joyce Buckingham†, Rachel Duan†, Dame Carolyn Julie Fairbairn†, James Anthony Forese†, Ann Frances Godbehere†, Steven Craig Guggenheimer†, Manveen (Pam) Kaur, Dr José Antonio Meade Kuribreña†, Kalpana Jaisingh Morparia†, Eileen K Murray†, and Swee Lian Teo†.

* Independent non-executive Chair

† Independent non-executive Director.

The board of directors of HSBC Asia Pacific as at the date of this announcement comprises: Dr. Peter Wong Tung Shun, David Gordon Eldon, David Liao Yi Chien, Surendranath Ravi Rosha, Paul Jeremy Brough, Judy Chau Lai Kun, Edward Cheng Wai Sun, Sonia Cheng Chi Man, Choi Yiu Kwan, Andrea Lisa Della Mattea, Manveen (Pam) Kaur, Rajnish Kumar, Beau Kuok Khoon Chen, Lam Tin Fuk and Annabelle Long Yu.

The Hang Seng Bank Board as at the date of this announcement comprises: Edward Cheng Wai Sun* (Chairman), Diana Cesar (Chief Executive), Cordelia Chung*, Kathleen Gan Chieh Huey#, Clement Kwok King Man*, Patricia Lam Sze Wan*, David Liao Yi Chien#, Lin Huey Ru*, Saw Say Pin (Chief Financial Officer), Wang Xiao Bin* and Catherine Zhou Rong#.

# Non-executive Directors

* Independent Non-executive Directors

Hong Kong, 9 October 2025

HSBC Holdings plc
Registered Office and Group Head Office:
8 Canada Square, London E14 5HQ, United Kingdom
Web: www.hsbc.com
Incorporated in England and Wales with limited liability. Registration number 617987
Hang Seng Bank Limited 恒生銀行有限公司 Registered Office and Head Office: 83 Des Voeux Road Central, Hong Kong Incorporated in Hong Kong with limited liability
The Hongkong and Shanghai Banking Corporation Limited 香港上海滙豐銀行有限公司 Registered Office and Group Head Office: 1 Queen's Road Central, Hong Kong Incorporated in Hong Kong with limited liability

1 Research analyst target prices from Bloomberg as of 8 October 2025 and based on DBS Bank (24 September 2025), Citi (31 July 2025), China International Capital Corporation (31 July 2025), J.P. Morgan (30 July 2025) and Morningstar (30 July 2025). The research analyst target prices based on BofA Securities (12 September 2025), Goldman Sachs (30 July 2025) (each being a joint financial adviser to HSBC Holdings and HSBC Asia Pacific) and Morgan Stanley (13 August 2025) (being the financial adviser to Hang Seng Bank) were excluded.
2 The Hongkong and Shanghai Banking Corporation Limited is a registered institution under the SFO, registered to carry on type 1 (dealing in securities), type 2 (dealing in futures contracts), type 4 (advising on securities), type 5 (advising on futures contracts), type 6 (advising on corporate finance) and type 9 (asset management) regulated activities under the SFO and a licensed bank under the Banking Ordinance.
3 On the basis that the 2,800,000 Hang Seng Bank Shares which have been repurchased as at the date of this announcement and are pending cancellation have been cancelled.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 09 October 2025